SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRASK INCREASED 3% OVER JULY 2011 Load Factor in July of 77.1% is the highest for 6 years

SÃO PAULO, AUGUST 14,  2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that  total supply in July fell by 6.5% year over year, accompanied by a load factor of 77.1%, the highest figure in six years.

SUPPLY

In July, GOL’s domestic supply fell by 9.2% over the same month last year, chiefly due to the flight rationalization strategy that began in March 2012, which led to the discontinuation of around 130 daily flights.

At the end of July/2012, GOL’s route network comprised approximately 810 daily flights, versus 940 in July 2011. This trend is in line with the Company’s target of reducing domestic supply in between 2% and 4,5% over last year.

Supply on GOL’s international route network increased by 24.8% year over year, primarily due to: (i) realization of seven charter operations to Miami; and (ii) realization of 13 charter operations to Orlando.

OPERATING DATA	July 2012(*)	July 2011(*)	% Chg.	June 2012(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	3.926,4	4.198,5	-6,5%	3.526,1	11,4%
RPK (mm)	3.027,2	3.180,9	-4,8%	2.487,8	21,7%
Load Factor	77,1%	75,8%	1,3 p.p	70,6%	6,5 p.p
Domestic Market
ASK (mm)	3.501,2	3.857,6	-9,2%	3.194,8	9,6%
RPK (mm)	2.717,0	2.922,5	-7,0%	2.284,6	18,9%
Load Factor	77,6%	75,8%	1,8 p.p	71,5%	6,1 p.p
International Market
ASK (mm)	425,2	340,9	24,8%	331,3	28,3%
RPK (mm)	310,1	258,5	20,0%	203,2	52,6%
Load Factor	72,9%	75,8%	-2,9 p.p	61,3%	11,6 p.p

(*) July 2012 – preliminary figures; July 2011  – adjusted management figures; June 2012 - National Civil Aviation Agency (ANAC) figures.

DEMAND

GOL’s domestic demand fell by 7.0% over July 2011, 1.8 percentage points below ASK, ensuring more efficient fleet utilization, in line with the strategy of increasing load factor.

International demand posted a year over year increase of 20.0%, due to the flights to Miami and Orlando.

LOAD FACTOR, YIELD AND FUEL

GOL’s total load factor came to 77.1% in July, 1.3 percentage points higher than in the same month last year.

Net yields edged up by around 1% year over year to between 18.7 and 19.2 cents (R$).

Net PRASK moved up by close to 3% over July 2011.

        Fuel prices** recorded a year over year upturn of approximately 14,8%.

(*) 2011 RPK adjusted in accordance with the operating data recalculated based on the current DCA Manual.
(**) The price per liter of fuel considers total fuel and lubricant expenses divided by estimated consumption in the period

WEBJET

Webjet continued with its consistent business proposal and its supply grew by 14.2% over July 2012 due to the addition of seven Boeing 737-800 aircraft in 2012 (sub-leased from GOL). This increase was partially offset by the initial withdrawal of four Boeing 737-300s from the operational fleet due to the pre-devolution maintenance period. The table below shows Webjet’s traffic figures and consolidates these with GOL's in the presented periods.

OPERATING DATA	July 2012(*)	July 2011(*)	% Chg.	June 2012(*)	% Chg. (MoM)
			(YoY)
GOL
ASK (mm)	3.926,4	4.198,5	-6,5%	3.526,1	11,4%
RPK (mm)	3.027,2	3.180,9	-4,8%	2.487,8	21,7%
Load Factor	77,1%	75,8%	1,3 p.p	70,6%	6,5 p.p
WEBJET
ASK (mm)	549,8	481,6	14,2%	502,4	9,4%
RPK (mm)	423,0	379,1	11,6%	369,3	14,5%
Load Factor	76,9%	78,7%	-1,8 p.p	73,5%	3,4 p.p
CONSOLIDATED
ASK (mm)	4.476,3	4.680,1	-4,4%	4.028,5	11,1%
RPK (mm)	3.450,1	3.560,0	-3,1%	2.857,0	20,8%
Load Factor	77,1%	76,1%	1 p.p	70,9%	6,2 p.p

(*) July 2012 – preliminary figures; July 2011  – adjusted management figures; June 2012 - National Civil Aviation Agency (ANAC) figures.

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ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT	▶ Edmar Lopes	▶ André Brandi	▶ Gustavo Mendes

INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.